UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 6, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI SUSPENDS MPONENG OPERATIONS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
6 November 2012

AngloGold Ashanti Suspends Mponeng Operations

(Johannesburg) – Following a second sit-in by dayshift employees yesterday at AngloGold Ashanti’s
Mponeng mine, management has again been forced to halt mining and processing activity. The purported reason for these sit-ins relate to the timing of the payment of a safety incentive, planned for tomorrow, 7 November.

These sit-ins follow the unprotected strike, which started on 25 September and did not end as hoped on
26 October when employees returned to work. Since then, a strike, a series of underground sit-ins, acts of vandalism and threats of violence have prevented the mine from operating normally.

AngloGold Ashanti has been placed in a position where it cannot continue allowing employees to proceed to work, given that the safety of employees and underground assets cannot be assured.
Striking employees at Mponeng will receive no pay while this situation persists.

Management intends to continue engagement with a wide range of employee representatives and will seek assurances that there will not be a repeat of recent events before reassessing the situation.
AngloGold Ashanti will also cooperate fully with authorities to ensure criminal acts are investigated and internal disciplinary procedures followed where necessary.

Meanwhile, work has continued as normal at AngloGold Ashanti’s remaining South African mines:
Savuka and TauTona, in the West Wits region, and Great Noligwa, Kopanang, Moab Khotsong, Mine
Waste Solutions and the Surface Operations, all in the Vaal River region. These operations continue the process of ramping up to full production.

About AngloGold Ashanti’s South African Operations

AngloGold Ashanti’s South African operations accounted for approximately 32% of total group production during the first half of the year. This figure is inclusive of contractors and those working on two major capital projects under way at the Moab Khotsong and Mponeng mines. Under normal operating conditions, the Vaal River region typically accounts for about 40% of AngloGold Ashanti’s
South African gold production and all of the group’s uranium production. The West Wits accounts for the balance.

AngloGold Ashanti is a member of the gold industry’s collective wage bargaining unit at the Chamber of
Mines and as such is committed to addressing demands regarding pay and other substantive issues through this framework. At present, the gold industry is in the second year of a two-year wage agreement with the latest increases, ranging from 8% to 10%, awarded to the workforce in July 2012, under the agreement reached in 2011. A similar increase was awarded last year. South Africa’s annual
Consumer Price Inflation was 5% in August 2012. In addition, under the auspices of the Entry Level
Task Team established by the Chamber of Mines, major gold producers and the recognised unions and associations during the 2011 wage talks, additional improvements to the current pay structure were offered to workers on October 18. A summary of this latest offer, agreed by the members of the
Chamber of Mines, the National Union of Mineworkers, Solidarity and the United Association of South
Africa, is contained in AngloGold Ashanti’s press release dated Friday 28 October.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts
Tel:
E-mail:
Media
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, any plan regarding the restructuring of any of AngloGold
Ashanti’s operations, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the
United States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange
Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 06, 2012
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary